SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 11-K




   [x]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended November 30, 1998

                                 OR

   [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


           For the transition period from __________ to ___________




                       Commission file number 1-2256

                       THRIFT PLAN OF EXXON CORPORATION

                         AND PARTICIPATING AFFILIATES


                           (Full title of the plan)


                              EXXON CORPORATION


                      (Name of issuer of the securities)

                          5959 Las Colinas Boulevard

                           Irving, Texas 75039-2298




                    (Address of principal executive office)

                      THRIFT PLAN OF EXXON CORPORATION

                        AND PARTICIPATING AFFILIATES



                                  INDEX




                                                                Page
                                                                ----
      Financial Statements

         Statement of Net Assets
         Available for Benefits, with
         Fund Information at
         November 30, 1998 and 1997                             3-4

         Statement of Changes in Net Assets
         Available for Benefits, with
         Fund Information for the
         Year ended November 30, 1998                             5

         Notes to Financial Statements                          6-9

      Item 27a-Schedule of Assets Held for Investment
      Purposes at November 30, 1998 (Exhibit 1)               10-18

      Item 27d-Schedule of Reportable
      Transactions (Exhibit 2)                                   19

      Report of Independent Accountants                          20

      Consent of Independent Accountants                         21

      Signatures                                                 22

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1998
                               (millions of dollars)


                                                                Trust
                                 Participant Directed         Directed
                    ---------------------------------------  -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common     Common   Equity      Market   Preferred
                     Asset     Stock   Portfolio   Portfolio   Stock
                     Fund      Fund*     Fund*       Fund      Fund    Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,250        -        -          -         -    $2,250
 Short-term
   investments          155        -        -          -       $11       166
 Loans to parti-
   cipants              152        -        -          -         -       152
 Exxon Corp.
   common stock           -   $6,144        -          -         -     6,144
 Index funds              -        -     $944       $319         -     1,263
 Exxon Corp. Class A
   preferred stock        -        -        -          -       275       275
                    --------------------------------------------------------
   Total investments  2,557    6,144      944        319       286    10,250

Amounts due from
 employers                -        -        -          -         8         8
Dividends receivable      -       33        -          -         -        33
Accrued interest         36        -        -          -         -        36
Other receivables         2        -        -          -         -         2
Interfund transfers
   rec/pay                1       (1)       -          -         -         -
                    --------------------------------------------------------
   Total assets       2,596    6,176      944        319       294    10,329
                    --------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           16        7        -          -         3        26
Notes payable             -        -        -          -       125       125
                    --------------------------------------------------------
   Total liabilities     16        7        -          -       128       151
                    --------------------------------------------------------
Net assets available
 for benefits        $2,580   $6,169     $944       $319      $166   $10,178
                    ========================================================
*Investment Funds representing five percent or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                 NOVEMBER 30, 1997
                               (millions of dollars)


                                                                 Trust
                                 Participant Directed          Directed
                    ---------------------------------------- -----------
                               Exxon                           Exxon
                            Corporation            Extended    Corp.
                    Common    Common    Equity      Market   Preferred
                     Asset     Stock   Portfolio  Portfolio    Stock
                     Fund      Fund*     Fund*       Fund      Fund    Total
                    ---------------------------------------- --------- -----
Assets

Investments, at
 fair value:
   Fixed income
   securities        $2,137        -        -           -         -   $2,137
 Short-term
   investments           91        -        -           -       $13      104
 Loans to parti-
   cipants              158        -        -           -         -      158
 Exxon Corp.
   common stock           -   $5,333        -           -         -    5,333
 Index funds              -        -     $757        $298         -    1,055
 Exxon Corp. Class A
  preferred stock         -        -        -           -       394      394
                     -------------------------------------------------------
   Total investments  2,386    5,333      757         298       407    9,181

Amounts due from
 employers                -        -        -           -        20       20
Dividends receivable      -       36        -           -         -       36
Accrued interest         36        -        -           -         -       36
Other receivables         3        -        -           -         -        3
                     -------------------------------------------------------
   Total assets       2,425    5,369      757         298       427    9,276
                     -------------------------------------------------------
Liabilities

Payables and accrued
   liabilities           10        8        -           -         3       21
Notes payable             -        -        -           -       225      225
                    --------------------------------------------------------
   Total liabilities     10        8        -           -       228      246
                     -------------------------------------------------------
Net assets available
 for benefits        $2,415   $5,361     $757        $298      $199   $9,030
                     =======================================================
*Investment Funds representing five percent or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                          YEAR ENDED NOVEMBER 30, 1998
                             (millions of dollars)


                                                                Trust
                                Participant Directed          Directed
                       ------------------------------------ ------------
                                Exxon                         Exxon
                                Corp.             Extended    Corp.
                       Common  Common    Equity    Market   Preferred
                       Asset    Stock  Portfolio  Portfolio   Stock
                        Fund    Fund     Fund       Fund      Fund     Total
                       ------------------------------------ ---------  -----

Contributions:
 Employers                $14      $4       $1         $1       $94    $114
 Employee                  76      48       30         21         -     175
                       ----------------------------------------------------
 Total contributions       90      52       31         22        94     289
                       ----------------------------------------------------

Investment income:
 Interest                 156       -        -          -         1     157
 Dividends                  -     138        -          -        12     150
 Net appreciation
  (depreciation) in fair
  value of investments      7   1,201      178          4        73   1,463
                       ----------------------------------------------------
 Total investment income  163   1,339      178          4        86   1,770
                       ----------------------------------------------------

Interest expense            -       -        -          -        (8)     (8)
LESOP conversions           -      60        -          -      (166)   (106)
Benefit payments at fair
 value                   (284)   (376)     (35)       (13)        -    (708)
Participant withdrawals
 at fair value            (49)    (40)       -          -         -     (89)
Interfund transfers       245    (227)      13          8       (39)      -
                       -----------------------------------------------------

Net increase(decrease)    165     808      187         21       (33)  1,148

Net assets available
 for benefits:
At the beginning of
 the year               2,415   5,361      757        298       199   9,030
                       ----------------------------------------------------

At the end of the year $2,580  $6,169     $944       $319      $166 $10,178
                       ====================================================
The accompanying notes are an integral part of these financial statements.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 1:     Plan Description

The participants in the Thrift Plan of Exxon Corporation and Participating Affiliates (the "Thrift Plan", also called the "Thrift Fund") are eligible employees and former employees of Exxon Corporation and certain affiliated employers. The terms and conditions of the Thrift Plan are fully contained in the Thrift Plan of Exxon Corporation and Participating Affiliates document ("Plan Document") dated October 1996, as amended from time to time. The Thrift Plan is an "employee pension benefit plan" described in Section 3(2) of Employee Retirement Income Security Act of 1974 ("ERISA") and also a "defined contribution plan" described in Section 3(34) of ERISA.

Eligibility, enrollment, participant and employer contributions, vesting, participation, forfeiture, loans, withdrawals, distribution, federal tax treatment of a qualified plan and trust, and other Thrift Plan provisions are described in detail in the Plan Document. Also set forth in the Plan Document are the investment features and options of the Thrift Plan including, but not limited to, stock purchases and sales, equity unit purchases and sales, extended market unit purchases and sales, and other transactions.

Note 2:     Accounting Policies

The accounting records of the Thrift Plan are maintained on the accrual basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All investments are stated at current value. Current values are based on quoted prices as of the date of the financial statements, or, if market quotations are not readily available, upon estimated values obtained from a major investment securities firm. Exxon Corporation Class A preferred stock held in the Exxon Corporation Preferred Stock Fund is stated at current value as measured by the value of common shares to which it is convertible.

Net appreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

The Plan is subject to normal risks associated with international and domestic debt and equity markets, including the investment in Exxon Corporation Common Stock.

During 1998, $351,719 of employers' matching contributions were forfeited by terminating employees before those amounts became vested. Such forfeited amounts are used to pay future employer contributions.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 3:     Revalued Cost Basis Gains and Losses

The Department of Labor ("DOL") requires that the components of net appreciation (depreciation) for investments held in the Exxon Corporation Common Stock Fund, investments held in the Common Asset Fund, and investments held in the Exxon Corporation Preferred Stock Fund be segregated and calculated on a revalued cost basis for ERISA annual
("Form 5500") reporting purposes. Under the revalued cost basis, realized gains and losses on investments sold are calculated as proceeds less market value at the beginning of the year or, if acquired during the year, historical cost. Unrealized gains and losses are calculated as market value of assets at the end of the year less market value at the beginning of the year or, if acquired during the year, historical cost.

For fixed income securities in the Common Asset Fund and the Exxon Corporation Preferred Stock Fund, gains and losses are calculated on the basis of specific security identification. For Exxon Corporation common stock, gains and losses are calculated assuming a first-in, first-out methodology for total shares in the portfolio for all shares sold by participants.

For the years ended November 30, 1998 and 1997, these components of net appreciation (depreciation) were:

                  Common Asset Fixed  Exxon Corporation    Exxon Corporation
                  Income Securities     Common Stock        Preferred Stock
                         Fund               Fund                  Fund
                  -----------------   -----------------    -----------------
                    1998       1997     1998     1997         1998       1997
                    ----       ----     ----     ----         ----       ----
                                  (millions of dollars)

Realized G/(L)     $(4)        $(5)     $150      $180          $21        $40

Unrealized G/(L)    11          (3)    1,051       998           52         89
                   ----       -----    -----     -----        -----      -----
Net Appreciation   $ 7         $(8)   $1,201    $1,178          $73       $129
(Depreciation)


Note 4:     Tax Status

On August 28, 1997, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Thrift Plan under Section 401(a) of the Internal Revenue Code ("IRC"). The Trustee believes that the Plan is a qualified plan under IRC Section 401(a) and that the related trust is exempt from tax under IRC section 501(a).

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 5:     Expenses

Participating employers pay the administrative expenses of the Thrift Fund with the exception of: (1) brokers' commissions and SEC fees on Exxon Corporation common stock purchases and sales which are paid by Thrift participants purchasing or selling stock and are included in the price of the stock at the time of purchase or sale and (2) management fees, brokerage commissions, and administrative expenses of the Equity Portfolio Fund and the Extended Market Portfolio Fund, which are paid by Thrift participants in those respective Funds.

Note 6:     Exxon Corporation Preferred Stock Fund

An employee stock ownership plan was incorporated into the Thrift Plan on August 1, 1988. This plan is commonly referred to as the Direct Dividend Dividend Account ("DDA") and is described in detail in the Plan Document. In 1989, the plan was leveraged when the Trustee-Thrift Trust borrowed $1.0 billion at a floating rate of interest under the terms of notes, guaranteed by Exxon Corporation. The Trustee used the proceeds of the borrowing to purchase 16,349,945 shares of a new issue of Exxon Corporation Class A preferred stock ("Preferred Stock") for $61.50 per share which are convertible into Exxon Corporation common stock. After the common stock split on March 14, 1997, when the common share price exceeds $30.75, one share of preferred stock is convertible into two shares of common stock. When the price is $30.75 or less, one share of preferred is convertible into common shares having a total value of $61.50. Dividends on the Preferred Stock are cumulative and payable in an amount per share equal to $4.68 per annum. Dividends on the Preferred Stock of $12 million and $20 million were paid during 1998 and 1997, respectively, and covered certain principal and interest payments of $8 million and $24 million on the notes. During 1998 and 1997, 1,397,641 and 1,854,762 shares of Preferred Stock, respectively, were converted into common stock.

In 1998 and 1997, principal payments of $100 million and $120 million, respectively, were made on the notes. The interest rate on the notes ranged from 3.94% to 5.28% in 1998 and 4.22% to 5.12% in 1997. The final principal payment on the note of $125 million is due in 1999 at which time remaining Preferred Stock will be converted into common stock and allocated to participant accounts in accordance with Plan provisions and applicable law.

Note 7:     Claims Incurred But Not Paid

The Plan reports benefits paid on a cash basis as required under generally accepted accounting principles. For Form 5500 reporting purposes, claims incurred but not paid of $19 million and $17 million for the years ended November 30, 1998 and 1997, respectively, are reported on an accrual basis. As such, the net assets available for benefits reflected for Form 5500 purposes are $10,159 million and $9,013 million for the years ended November 30, 1998 and 1997, respectively.

                        THRIFT PLAN OF EXXON CORPORATION
                          AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS

Note 8:     Subsequent Events


New Investment Option

Effective January 1, 1999, the Thrift Plan will begin offering a new investment option, Balanced Fund Units, which is designed to generate returns from income and growth through investment in domestic and international stocks and United States bonds.

Change in Plan Year

The plan year of the Thrift Plan that commenced December 1, 1998, ended on December 31, 1998 as provided by a plan amendment that changes the plan year of the Thrift Fund to coincide with the calender year.

Plan Amendment

Effective January 1, 1999, the Thrift Plan was amended to offer additional distribution options for annuitants, increased percentage limit for contributions, and the acceptance of rollovers from other qualified plans. Partial distributions can now be made once each year in the amount of $5,000 or more, and can be in the form of cash, Exxon common stock, or a combination of both cash and Exxon common stock. The maximum contribution percentage by payroll deduction was increased to 18%. Employee rollovers will be accepted from other tax qualified plans, but not from Indivdual Retirement Accounts and Individual Retirement Annuities (IRAs).

Plan Transfer

During 1999, plan assets will be transferred to a new plan for those participants who were hired by Infineum USA, L.P., an Exxon Corporation and Shell Oil Company joint venture.

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------
COMMON ASSET FUND
-----------------

  CORPORATE BONDS
3M DEUTSCHELAND GM 5.75    5.750% 07/30/99 $    3,000 $    3,050 $    3,059
ABBEY NATIONAL             6.250% 06/30/00      6,785      6,799      6,876
AMER EXPRESS MSTR TRUST    5.375% 07/15/01     33,255     33,112     33,329
AMER INTL GRP INC M/T/N    6.250% 08/16/99     20,000     19,961     20,149
AMER INTL GRP INC M/T/N    6.050% 11/01/99      5,250      5,245      5,291
AMER INTL GRP INC M/T/N    4.875% 10/30/00      2,588      2,582      2,577
ASSOC CORP N AMER          6.625% 07/15/99      2,325      2,329      2,344
ASSOC CORP N AMER M/T/N    6.470% 05/17/99      3,000      3,000      3,016
ASSOC CORP N AMER M/T/N    8.350% 12/22/98      3,100      3,104      3,104
ASSOC CORP N AMER M/T/N    5.440% 01/29/99      2,900      2,896      2,899
ASSOC CORP N AMER M/T/N    6.200% 02/15/00      3,500      3,515      3,539
ASSOC CORP N AMER NTS      6.250% 03/15/99      3,725      3,725      3,736
AUSTRIA REP                9.125% 04/25/99      7,000      7,065      7,111
BANC ONE AUTO GRANTOR TR   6.100% 10/15/02      7,524      7,538      7,572
BANC ONE AUTO GRANTOR TR   6.550% 02/15/03      3,639      3,635      3,673
BANC ONE AUTO GRANTOR TR   6.270% 11/20/03     20,455     20,525     20,690
BANC ONE AUTO GRANTOR TR   6.290% 07/20/04     16,871     16,988     17,077
BANKBOSTON RECR VEH        6.390% 01/15/03     14,690     14,761     15,185
BARNETT AUTO TR            6.030% 11/15/01     13,500     13,510     13,591
BARNETT AUTO TR            5.920% 07/15/00      8,929      8,949      8,941
BAYER USA INC              7.750% 10/28/99     10,950     11,102     11,169
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.550% 07/19/99     10,000      9,998     10,084
BAYERISCHE LANDESBANK
  GIROZENTRALE M/T/N       6.125% 10/22/99     10,000      9,969     10,066
BAYERISCHE LANDESBANK U S
  FIN M/T/N                6.650% 01/26/00      9,250      9,328      9,466
BAYERISCHE VEREINSBANK     8.125% 01/27/00     25,000     25,439     25,750
BELLSOUTH CAP FDG CORP
  SER A M/T/N              8.650% 10/01/99      2,700      2,748      2,775
BELLSOUTH TELECOMM INC NT  6.500% 02/01/00      4,000      4,016      4,059
BOATMENS AUTO TR 95-A A-3  6.100% 05/15/00      1,961      1,961      1,965
BP AMER INC                9.375% 11/01/00      7,500      8,043      8,061
BP AMER INC M/T/N          6.923% 01/15/99      7,000      7,008      7,009
BP AMER NOTES EURO M/T/N   5.750% 07/30/01     15,800     16,060     15,978
BRIDGESTONE/FIRESTONE MSTR 6.170% 07/01/03     10,000     10,046     10,153
BRITISH PETROLEUM AMER     9.750% 03/01/99     14,450     14,499     14,576
BRITISH TELECOM FIN INC    9.375% 02/15/99     17,210     17,303     17,350
CALIF INFRASTRUCTURE &     6.160% 06/25/03      2,000      2,000      2,045
CALIF INFRASTRUCTURE &     6.010% 06/25/01      5,876      5,881      5,877
CALIF INFRASTRUCTURE &     6.170% 03/25/03      2,000      2,000      2,010
CALIF PETE TRANS CORP      7.350% 04/01/00     18,160     18,502     18,637

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------

CASE EQUIP LN TR           6.150% 09/15/02 $    2,283 $    2,283 $    2,287
CHASE CREDIT CD MSTR TR    6.230% 06/15/03      4,126      4,130      4,203
CHASE CREDIT MSTR CD TR    5.550% 09/15/03     15,000     14,950     15,107
CHASE MAN AUTO OWNER TR    6.350% 02/15/01      8,000      7,998      8,067
CHASE MAN AUTO OWNER TR    5.950% 10/15/99         58         58         58
CHASE MAN AUTO OWNER TR    5.700% 09/17/01      5,000      4,988      5,024
CHASE MAN AUTO OWNER TR    5.750% 10/15/01     10,000      9,999     10,057
CHASE MAN AUTO OWNER TR    5.747% 08/15/00     12,300     12,320     12,343
CHASE MAN CR CD MSTR TR    6.730% 02/15/03     10,500     10,500     10,572
CHASE MAN GRANTOR TR       6.000% 09/17/01      3,694      3,696      3,705
CHASE MAN GRANTOR TR       5.900% 11/15/01      4,368      4,369      4,379
CHASE MAN GRANTOR TR       5.200% 02/15/02      4,493      4,489      4,494
CHESAPEAKE & POTOMAC TEL
  CO MD                    5.875% 09/15/99     11,000     10,978     11,056
CITIBANK CR CD MSTR TR I   5.750% 01/15/03     10,000      9,991     10,099
CITIBANK CR CD MSTR TR I   5.850% 04/10/03     11,000     11,038     11,086
CORESTATES HOME EQ TR      5.100% 03/15/09      1,904      1,903      1,888
CREDIT LOCAL DE FRANCE DEB 8.875% 10/18/99     22,871     23,355     23,529
CTS HOME EQUITY LN TR      7.700% 09/15/06      1,887      1,911      1,883
DAIMLER-BENZ AUTO GR TR    5.850% 05/15/02      3,644      3,644      3,647
DAIMLER-BENZ AUTO GR TR
  1997-A A                 6.050% 03/20/05      8,471      8,475      8,540
DAIMLER-BENZ VEH TR        5.850% 07/20/03     10,594     10,598     10,640
DEUTSCH BANK FIN INC       9.375% 06/21/99      3,469      3,524      3,538
DISCOVER CARD MSTR TR I    5.400% 11/16/01     17,622     17,576     17,633
DISCOVER CARD MSTR TR I    5.800% 09/16/03     12,000     11,964     12,085
DISCOVER CARD MSTR TR I    5.750% 10/16/03      5,000      4,974      5,050
EKSPORTFINANS AS EMTN      7.740% 05/06/99      1,400      1,405      1,413
ELI LILLY AND CO           8.125% 02/07/00     10,000     10,238     10,287
EURO INV BANK              7.625% 03/15/00      1,300      1,326      1,336
EURO INV BK 7.75           7.750% 12/15/98      5,000      5,003      5,006
EUROPEAN INVT BK M/T/N     8.875% 02/15/99      8,500      8,539      8,558
EUROPEAN INVT BK M/T/N     6.330% 10/01/99     13,000     13,004     13,084
EUROPEAN INVT BK M/T/N     7.350% 06/01/99      9,000      9,037      9,100
FIFTH THIRD AUTO GR TR     6.450% 03/15/02      9,839      9,881      9,930
FIFTH THIRD BK AUTO TR
  1996-A                   6.200% 09/15/01      7,152      7,152      7,191
FIRST SEC AUTO GR TR       5.970% 04/15/04     32,492     32,604     32,741
FIRST SEC AUTO GR TR       6.250% 01/15/01        591        594        592
FIRST SEC AUTO GR TR       6.300% 08/15/03      8,222      8,239      8,286
FIRST SEC AUTO OWNER TR    5.182% 06/15/01     20,000     20,000     19,975
FLEETWOOD CR 1993-B GR TR  4.950% 08/15/08      1,643      1,639      1,636
FLEETWOOD CR 1994-B GR TR  6.750% 03/15/10      1,799      1,794      1,822
FORD CR AUTO OWNER TR      6.750% 09/15/00      6,500      6,500      6,559
FORD CR AUTO OWNER TR      6.100% 03/15/00      2,628      2,628      2,635

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------
FORD CR AUTO OWNER TR      6.050% 04/15/01 $    6,075 $    6,081 $    6,117
FORD CR AUTO OWNER TR      6.500% 11/15/99        229        229        229
FORD CR AUTO OWNER TR      5.650% 10/15/01     25,000     24,980     25,117
FORD CR AUTO OWNER TR      5.800% 10/15/00     19,440     19,457     19,524
FORD CR AUTO OWNER TR      5.730% 11/15/00      3,100      3,113      3,112
FORD CR GRANTOR TR         5.900% 10/15/00      5,844      5,851      5,860
GE CAP MTG SVCS INC        7.200% 09/15/11        350        376        350
GEN ELEC CAP CANADA INC    8.750% 10/25/99      2,974      3,043      3,056
GEN ELEC CAP CORP          8.000% 02/14/00      1,500      1,534      1,546
GEN ELEC CAP CORP          7.375% 05/09/01      4,000      4,178      4,175
GEN ELEC CAP CORP E/M/T/N  6.250% 03/27/01      9,419      9,591      9,617
GEN ELEC CAP CORP M/T/N    8.100% 01/26/99      2,000      2,007      2,007
GEN ELEC CAP CORP M/T/N    5.890% 05/15/00     15,000     15,125     15,241
GEN ELEC CAP CORP M/T/N    5.190% 02/12/99      5,000      5,000      4,996
GEN ELEC CAP CORP M/T/N    5.480% 03/01/99      5,000      4,986      5,001
GEN ELEC CAP CORP M/T/N    7.265% 04/10/00      3,900      3,955      4,012
GEN ELEC CAP CORP M/T/N    5.210% 02/09/99      5,000      4,998      4,996
GEN ELEC CAPITAL           6.875% 06/03/99      3,430      3,445      3,451
GMAC 1995-A GRANTOR TR     7.150% 03/15/00      1,335      1,336      1,337
GMAC GRANTOR TR            6.500% 04/15/02      7,477      7,475      7,540
HALIFAX BUILDING SOCIETY   6.625% 07/26/99     20,000     20,052     19,686
HEWLETT PACKARD            6.250% 12/31/98      1,995      1,996      1,995
HEWLETT-PACKARD FIN CO M/T 6.500% 12/30/99      8,000      8,043      8,080
HITACHI FINANCE UK PLC     6.625% 06/06/00      5,000      5,022      5,025
HONDA AUTO REC CL A        5.850% 02/15/03     20,986     20,984     21,095
HONDA AUTO REC GRANTOR     5.950% 05/15/03     17,074     17,110     17,185
HOUSEHOLD AFFINITY CR CD   5.600% 05/15/02     21,776     21,671     21,903
IADB                       9.500% 04/11/00      8,700      9,071      9,168
IBRD                       4.500% 08/26/99     10,089      9,983     10,044
INT AMER BK 5.5 E M/T/N    5.500% 12/19/00      7,000      6,967      7,018
INT AMER DEV BK  E/M/T/N   5.300% 12/20/00      2,500      2,534      2,497
INTER AMER DEV BANK        6.375% 08/01/00      3,150      3,208      3,205
INTER AMER DEV BK M/T/N    5.600% 05/28/99     26,930     26,844     26,964
INTER-AMERICAN DEV BK      3.100% 09/17/01      3,000      2,877      2,836
INTL BANK RECON DEV 3.0    3.000% 02/05/01     14,900     14,175     14,248
INTL BK FOR RECON & DEV
  COLTS                    9.625% 04/28/99      5,000      5,060      5,088
INTL TELECOM SATELLITE     6.750% 01/19/00     17,355     17,456     17,594
KEY AUTO FIN TR            6.150% 10/15/01      6,000      5,999      6,059
KEY AUTO FIN TR            6.050% 09/15/03      8,000      8,014      8,046
KEY AUTO FINANCE TR        5.850% 03/15/03        831        831        832
KEY AUTO FINANCE TR        6.150% 03/15/04      9,641      9,672      9,755
KEYCORP AUTO GRANTOR TR    5.800% 07/15/00      1,026      1,026      1,027
KFW INTL FIN 8.125 GTD NTS 8.125% 10/30/01      3,000      3,263      3,221
KFW INTL FIN INC           9.500% 12/15/00     12,710     13,585     13,750
KFW INTL FIN INC           9.125% 05/15/01      1,525      1,679      1,660

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------
KFW INTL FIN INC GTD NT    8.850% 06/15/99 $   21,180 $   21,497 $   21,575
KFW INTL FIN INC-M/T/N     9.020% 02/23/99      5,000      5,028      5,041
KIMBERLY CLARK CORP        9.000% 08/01/00      5,000      5,232      5,304
KIMBERLY CLARK CORP        8.625% 05/01/01      8,350      8,866      8,992
KREDIETBANK INTL FIN       6.125% 04/29/99     20,000     19,979     20,057
LBK RHEIN-PFALZ GI M/T/N   6.100% 10/28/99     32,100     32,031     32,300
LILLY ELI & CO M/T/N       7.100% 02/16/99      1,000      1,002      1,003
MBNA MASTER CR CARD TR     5.400% 09/15/00      9,508      9,474      9,492
MCDONALDS COR M/T/N SER B  8.375% 10/29/99      2,100      2,138      2,159
MCDONALDS CORPORATION      6.625% 12/20/99      1,540      1,550      1,556
MERRILL LYNCH & CO INC     6.700% 08/01/00      2,840      2,879      2,897
MERRILL LYNCH & CO INC M/T 6.380% 07/18/00      6,400      6,481      6,511
MERRILL LYNCH & CO INC M/T 6.250% 07/25/00      4,755      4,820      4,829
MERRILL LYNCH & CO INC M/T 6.330% 08/25/00      1,000      1,008      1,017
MMCA AUTO OWNER TR         5.700% 11/15/00      1,137      1,136      1,137
MORGAN J P & CO INC M/T/N  6.000% 03/18/99     20,000     19,981     20,019
NATIONSBANK AUTO GR TR     5.850% 06/15/02      3,891      3,891      3,905
NATIONSBANK AUTO OWNR TR   6.375% 07/15/00     14,101     14,102     14,137
NATL AUSTRALIA BK 6.00     6.000% 03/26/99      6,000      5,998      6,008
NAVISTAR FIN 95-A OWNR TR  6.550% 11/20/01      1,526      1,531      1,527
NEW ENGLAND TEL & TEL CO   6.150% 09/01/99      2,000      1,993      2,013
NIPPON TEL & TEL           9.000% 07/19/99      2,630      2,669      2,683
NISSAN AUTO REC GR TR      6.100% 08/15/01      3,887      3,890      3,897
NORWEST AUTOMOBILE TR      5.900% 03/15/00     14,163     14,159     14,186
NORWEST CORP M/T/N         7.125% 04/01/00      1,400      1,420      1,429
NORWEST CORP M/T/N         7.125% 09/09/99      3,000      3,013      3,041
NORWEST CORP M/T/N         7.625% 10/15/99      1,000      1,014      1,020
NORWEST CORP M/T/N         6.250% 04/15/99      6,150      6,153      6,175
NORWEST FINL INC           7.250% 03/15/00      2,500      2,541      2,556
NORWEST FINL INC M/T/N     6.375% 10/01/99      4,250      4,242      4,288
OEST KONTROLLBANK 7.50     7.500% 11/15/99      2,733      2,800      2,788
OESTERREICHE KONTROLBANK   9.125% 07/12/00      9,500      9,906     10,058
OESTERREICHISCHE
  KONTROLLBANK  M/T/N      8.700% 07/13/99      8,000      8,106      8,174
OLYMPIC AUTO REC TR        6.850% 06/15/01      1,461      1,461      1,464
PITNEY BOWES CR CORP M/T/N 6.540% 07/15/99     10,000     10,016     10,079
PNC STUDENT LN TR I        6.138% 01/25/00     16,565     16,589     16,614
PREMIER AUTO TR            5.690% 06/08/02     12,000     11,999     12,083
PREMIER AUTO TR            5.630% 08/06/01     10,000      9,999     10,046
PREMIER AUTO TR            6.150% 03/06/00      3,865      3,866      3,872
PREMIER AUTO TR            6.000% 05/06/00      1,396      1,396      1,398
PREMIER AUTO TR            6.350% 01/06/00      1,507      1,507      1,509
PREMIER AUTO TR            5.900% 04/06/00        330        330        330
PREMIER AUTO TR            6.500% 03/06/00      8,738      8,745      8,761
PREMIER AUTO TR            6.250% 08/06/01      1,000      1,004      1,007
PREMIER AUTO TR            6.120% 06/06/00     15,000     14,999     15,053

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------
PREMIER AUTO TR            5.770% 01/06/02 $   14,000 $   14,000 $   14,095
PROCTER & GAMBLE CO        8.700% 08/01/01      1,900      2,077      2,053
PROCTER & GAMBLE CO NT     9.625% 01/14/01     21,790     23,378     23,833
RABOBANK NEDERLAND M/T/N   5.950% 10/06/99     15,000     14,999     15,115
ROCKWELL INTL CORP         8.875% 09/15/99     10,250     10,476     10,519
ROCKWELL INTL CORP NT      8.375% 02/15/01      1,000      1,052      1,061
SCFC REC VEH LN TR         7.250% 09/15/06      2,085      2,086      2,097
SEARS CR ACCT MSTR TR II   6.250% 01/15/03      9,250      9,295      9,262
SEARS CR ACCT MSTR TR II   6.500% 10/15/03     20,000     19,997     20,124
SHELL CDA LTD CDN$ DEB     8.875% 01/14/01      4,500      4,775      4,821
SHELL OIL CO               6.950% 12/15/98      6,290      6,292      6,294
SHELL OIL CO NT            6.625% 07/01/99      8,800      8,807      8,868
STANDARD CR CD MSTR TR     5.500% 02/07/00     16,750     16,745     17,061
STANDARD CR CD MSTR TR 1   6.800% 04/07/01      2,000      2,001      2,011
STANDARD CR CD MSTR TR I   5.900% 02/07/01     27,425     27,417     27,457
STATOIL                    6.625% 09/27/99     10,000     10,058     10,088
STATOIL                    6.250% 10/10/00      2,640      2,657      2,670
SW BELL TEL CO             6.375% 04/01/01      3,200      3,231      3,283
SW BELL TEL CO M/T/N       6.400% 08/18/99      4,000      4,009      4,031
TMS HOME EQUITY LN TR      5.175% 07/15/06        750        760        747
TOKYO METROPOLIS JAPAN     8.700% 10/05/99      2,000      2,038      2,052
TOYOTA AUTO RECEIVABLES    6.300% 07/20/01      7,167      7,168      7,194
TOYOTA AUTO REC GRANTOR TR 6.450% 04/15/02     15,403     15,425     15,543
UNILEVER 6.625 29MAY2001   6.625% 05/29/01      4,500      4,653      4,625
UNILEVER CAPITAL CORP      9.250% 03/29/00     29,700     30,651     31,111
UNILEVER NV EURO MTN US$   8.000% 12/08/99      7,000      7,135      7,175
UNITED PARCEL SERV         6.250% 07/07/00     27,904     28,077     28,253
USAA AUTO LN GRANTOR TR    5.800% 01/15/05     12,927     12,920     13,020
USAA AUTO LN GRANTOR TR    6.000% 05/15/04      8,852      8,882      8,907
USAA CAP CORP M/T/N        6.550% 09/20/99     10,000     10,030     10,106
WACHOVIA BK N C N A M/T/N  7.050% 06/09/99     15,000     15,045     15,136
WACHOVIA BK N C N A M/T/N  7.000% 05/12/99      5,800      5,807      5,843
WACHOVIA BK N C N A M/T/N  5.375% 01/04/99      5,650      5,650      5,648
WACHOVIA BK N C N A M/T/N  6.000% 03/15/99      2,450      2,450      2,455
WACHOVIA BK N C N A M/T/N  5.400% 02/20/01      5,000      5,004      5,012
WACHOVIA BK N C N A M/T/N  5.840% 11/29/99      5,000      5,001      5,031
WACHOVIA BK N C N A M/T/N  6.700% 04/14/99      1,000      1,002      1,005
WAL MART STORES            9.100% 07/15/00     26,651     27,978     28,256
WAL MART STORES            6.125% 11/21/00      5,701      5,738      5,765
WAL MART STORES INC NT     6.125% 10/01/99      4,000      3,996      4,026
WAL-MART STORES INC        8.625% 04/01/01      4,711      5,085      5,061
                                            --------- ---------- ----------
   TOTAL CORPORATE BONDS                   $1,755,053 $1,767,656 $1,777,879

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------

   GOVERNMENT BONDS

FED FARM CR BKS CONS M/T/N 5.560% 08/27/01 $   19,980 $   20,476 $   20,305
FED FARM CR BKS CONS M/T/N 5.570% 03/23/01      6,500      6,578      6,582
FED FARM CR BKS CONS M/T/N 6.280% 06/20/01      1,800      1,867      1,855
FED FARM CR BKS CONS M/T/N 5.500% 04/01/99     15,000     15,023     15,007
FED FARM CR BKS CONS M/T/N 5.800% 10/10/00      1,700      1,726      1,724
FED FARM CR BKS CONS M/T/N 4.850% 10/23/01     15,000     15,115     14,948
FED HOME LN BANK NT        7.280% 07/25/01      2,000      2,126      2,113
FED HOME LN BKS            5.750% 12/30/98     10,000      9,998     10,002
FED HOME LN BKS            5.630% 06/22/01      1,305      1,333      1,325
FED HOME LN BKS            5.750% 04/30/01      2,515      2,575      2,559
FED HOME LN BKS            5.610% 06/22/01     10,000     10,218     10,150
FED HOME LN BKS            6.580% 09/20/01      1,000      1,048      1,041
FED HOME LN BKS CONS       6.360% 03/21/01      1,000      1,035      1,030
FED HOME LN BKS CONS BD    7.260% 09/06/01      4,125      4,391      4,364
FED HOME LN BKS CONS BD    6.670% 04/06/01      1,000      1,043      1,037
FED HOME LN BKS CONS BD    6.145% 01/28/00      3,000      3,048      3,035
FED HOME LN BKS DEB        4.395% 10/23/00     15,000     14,856     14,841
FED HOME LN BKS DEB        4.960% 09/29/00      2,000      2,002      2,003
FED HOME LN BKS DEB        4.630% 10/09/01     20,000     19,967     19,816
FED HOME LN BKS M/T/N      5.415% 12/28/98      5,000      5,000      4,999
FED HOME LN BKS M/T/N      8.000% 09/11/01      1,000      1,084      1,077
FED HOME LN MTG CORP DEB   4.950% 02/22/99      5,000      4,994      4,993
FED HOME LN MTG CORP DEB   6.565% 05/23/01      1,000      1,043      1,036
FED HOME LN MTG CORP NTS   4.950% 02/22/99     10,000      9,977      9,986
FED HOME LOAN BANK         9.300% 01/25/99      8,280      8,317      8,325
FED HOME LOAN MTG 6.00     6.000% 04/25/00     17,600     17,925     17,944
FED HOME LOAN MTG CORP GRP
  # M80142                 6.000% 10/01/99      1,742      1,750      1,740
FED HOME LOAN MTG CORP GRP
  #G40276                  6.500% 12/01/99      5,611      5,667      5,634
FED HOME LOAN MTG CORP GRP
  #G40343                  5.500% 12/01/00     19,310     19,362     19,257
FED HOME LOAN MTG CORP GRP
  #L80028                  6.000% 07/01/00      1,351      1,353      1,353
FED HOME LOAN MTG CORP GRP
  #M80169                  6.000% 05/01/00      3,658      3,673      3,663
FED HOME LOAN MTG CORP GRP
  #M80306                  5.500% 01/01/01      4,061      4,076      4,049
FED HOME LOAN MTG CORP GRP
  #N93561                  6.000% 05/01/00      1,642      1,641      1,644
FED HOME LOAN MTG CORP GRP
  #N94196                  6.000% 08/01/00        832        840        833
FED HOME LOAN MTGE CORP    7.900% 09/19/01      1,875      2,030      2,016

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------
FED NATL MTG ASSN DEB      8.550% 08/30/99 $    5,120 $    5,206 $    5,239
FED NATL MTG ASSN DEB      7.050% 12/10/98      5,000      5,002      5,002
FED NATL MTG ASSN DEB      7.680% 11/22/99      2,465      2,499      2,526
FED NATL MTG ASSN DISCT    0.000% 04/01/99     10,000      9,768      9,763
FED NATL MTG ASSN M/T/N    4.950% 02/22/99     10,000      9,992      9,986
FED NATL MTG ASSN M/T/N    6.375% 08/14/01      1,000      1,042      1,035
FED NATL MTG ASSN M/T/N    6.160% 04/03/01      6,000      6,171      6,153
FED NATL MTG ASSN M/T/N    5.200% 09/14/00     22,000     22,238     22,048
FED NATL MTG ASSN M/T/N    6.070% 07/01/99      5,000      4,999      5,021
FED NATL MTG ASSN M/T/N    5.200% 01/25/99      5,000      5,000      4,997
FED NATL MTG ASSN M/T/N    5.090% 02/08/99      5,000      5,000      4,995
FED NATL MTG ASSN POOL
  #247817                  6.000% 11/01/00      1,208      1,202      1,208
FED NATL MTG ASSN POOL
  #303277                  6.000% 06/01/01     21,549     21,498     21,591
FED NATL MTG ASSN POOL
  #313201                  6.000% 06/01/01     14,723     14,706     14,751
FED NATL MTGE ASSN         8.700% 06/10/99      1,000      1,007      1,017
FED NATL MTGE ASSN M/T/N   6.650% 09/04/01      1,210      1,270      1,261
FED NATL MTGE ASSN M/T/N   5.820% 12/21/98     10,000      9,999     10,000
FED NATL MTGE ASSN M/T/N   4.940% 02/23/99      5,000      4,988      4,993
FED NATL MTGE ASSN M/T/N   6.090% 06/14/99      5,000      4,999      5,020
FED NATL MTGE ASSN M/T/N   5.550% 08/10/00      5,000      5,082      5,038
FED NATL MTGE ASSN M/T/N   5.400% 03/12/99      5,000      4,993      5,000
FED NATL MTGE ASSN M/T/N   6.180% 03/15/01      1,500      1,548      1,538
FED NATL MTGE ASSN M/T/N   5.550% 03/12/99      2,030      2,026      2,031
FED NATL MTGE ASSN M/T/N   6.000% 03/26/99      5,000      4,999      5,010
FED NATL MTGE ASSN POOL #  9.550% 03/10/99      1,800      1,813      1,820
FED NATL MTGE ASSN POOL
  #190778                  6.000% 05/01/01      8,908      8,876      8,908
INTER AMERN DEV BK         8.500% 05/01/01      7,800      8,363      8,378
STUDENT LN MKTG ASSN NT    4.500% 08/02/99     35,575     35,171     35,431
                                            ---------   --------   --------
   TOTAL GOVERNMENT BONDS                  $  429,775 $  432,614 $  432,046

                                                                  EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                   MATURITY      PAR     AMORTIZED   CURRENT
DESCRIPTION                 COUPON   DATE       VALUE      COST       VALUE
----------------------------------------------------------------------------

   CERTIFICATE OF DEPOSITS

BANKERS TR CO C/D          5.800% 02/08/99 $   10,000 $    9,994 $   10,020
BAYERISCHE LANDESBANK N Y
  INSTL C/D                5.220% 02/12/99      5,000      5,001      4,999
GREENWOOD TR CO DEL C/D    5.800% 03/20/00     15,000     14,955     15,161
GREENWOOD TR CO DEL C/D    5.100% 10/09/00     10,000      9,963      9,963
                                            ---------   --------    -------
   TOTAL CERTIFICATE OF DEPOSITS           $   40,000 $   39,913 $   40,143
                                            ---------  ---------    -------
   TOTAL FIXED INCOME
     SECURITIES                            $2,224,828 $2,240,183 $2,250,068

   SHORT TERM INVESTMENTS
  COMMERCIAL PAPER
AMER EXPR CR CORP CPDS        N/A 12/04/98 $   10,000 $    9,974 $    9,969
ASSOC CORP OF N AMER CPDS     N/A 12/07/98     20,000     19,940     19,931
ASSOC CORP OF N AMER CPDS     N/A 12/02/98     10,000      9,977      9,972
ASSOC CORP OF NA C/P DISC     N/A 01/04/99     10,000      9,928      9,929
GEN ELEC CAP CORP CPIB     5.040% 01/12/99     20,000     20,000     20,000
                                            ---------  ---------    -------
  TOTAL COMMERCIAL PAPER                   $   70,000 $   69,819 $   69,801

COLL SHORT TERM INVST FD      N/A      N/A $   47,779 $   47,779 $   47,779
CS FIRST BOSTON MSTR NOTE INC N/A      N/A         24         24         24
GOLDMAN SACHS & CO MSTR NOTE  N/A      N/A     20,558     20,558     20,558
MORGAN STANLEY GRP INC
  MSTR NOTE                   N/A      N/A     17,000     17,000     17,000
                                            ---------   ---------   -------
   TOTAL SHORT TERM
   INVESTMENTS                             $  155,361 $  155,180 $  155,162

PARTICIPANT LOANS
 (ANNUAL INTEREST RATES
  FROM 9.0 TO 6.5,
  MAXIMUM PERIOD OF
  REPAYMENT IS
  60 MONTHS)                  N/A      N/A $  151,742 $  151,742 $  151,742
                                          ----------- ---------- ----------
TOTAL COMMON ASSET
    INVESTMENTS                            $2,531,931 $2,547,105 $2,556,972
                                           ========== ========== ==========

                                                                 EXHIBIT 1

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
            ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       11/30/98
                                 (thousands of dollars)


                                                 SHARES/             CURRENT
DESCRIPTION                                       UNITS     COST      VALUE
-----------------------------------------------------------------------------

EXXON CORPORATION PREFERRED
 STOCK FUND
---------------------------
EXXON CORPORATION CLASS
 A PREFERRED STOCK
 (thousands of shares)                          1,832 $  112,659 $  274,778

 SHORT TERM INVESTMENTS
BEAR STEARNS MASTER NOTE                   $       59 $       59 $       59
MORGAN STANLEY GROUP INC MASTER NOTE           10,800     10,800     10,800
COLL SHORT TERM INVST FUNDS                         0         74         74
                                            --------- ---------- ----------
 TOTAL SHORT TERM INVESTMENTS              $   10,859 $   10,933 $   10,933

                                                      ---------- ----------
 TOTAL PREFERRED STOCK FUND                           $  123,592 $  285,711

EXXON CORPORATION COMMON
 STOCK FUND
---------------------------
EXXON CORPORATION COMMON
  STOCK (thousands of shares)                  81,921 $2,510,048 $6,144,087

EQUITY PORTFOLIO FUND
---------------------
BARCLAYS GLOBAL INVESTORS
  EQUITY FUND
  (thousands of units)                          3,432 $  418,730 $  944,430

EXTENDED MARKET PORTFOLIO
  FUND
-------------------------
BARCLAYS GLOBAL INVESTORS
  EXTENDED EQUITY INDEX
  FUND (thousands of units)                    16,634 $  242,518 $  318,848

                                                                EXHIBIT 2

                         THRIFT PLAN OF EXXON CORPORATION
                           AND PARTICIPATING AFFILIATES
                   ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                               NOVEMBER 30, 1998

                              (thousands of dollars)







Description of Asset:           Exxon Corporation Common Stock



Total          Total        Total         Total
Number         Number       Dollar        Dollar
  of             of        Value of      Value of        Net
Purchases      Sales       Purchases       Sales        Gain
---------      -----       ---------     --------       ----

13,446,136   14,201,336     $844,473     $982,620     $212,224



Schedule prepared following the alternative format prescribed at 29 CFR 2520.103-6(d)(2) for a series of transactions involving securities of the same issue as described at 29
CFR 2520.103-6(c)(1)(iii).

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------

To the Trustee of the Thrift Fund

In our opinion, the financial statements (pages 3-9) listed in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Thrift Plan of Exxon Corporation and Participating Affiliates (the Thrift Plan) at November 30, 1998 and 1997, and the changes in its net assets available for benefits for the year ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Trustee of the Thrift Plan; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee of the Thrift Plan, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the statement of net assets available for benefits and the statement of changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP
Houston, Texas
March 18, 1999

                      CONSENT OF INDEPENDENT ACCOUNTANTS
                      ----------------------------------
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-19057) and the related
Prospectus for the Thrift Plan of Exxon Corporation and
Participating Affiliates of our report dated March 18, 1999 appearing on page 20 of this Annual Report on Form 11-K.


PricewaterhouseCoopers LLP
Houston, Texas
March 26, 1999

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.



                                     THRIFT PLAN OF EXXON CORPORATION

                                     AND PARTICIPATING AFFILIATES

                                     (Name of Plan)


                                     /s/  J. E. Bayne
                                     ___________________________________

                                     J. E. Bayne, Manager
                                     Benefits Finance and Investments

Dated:  March 18, 1999